UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41635

Lavoro Limited
(Exact name of registrant as specified in its charter)

Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401
São Paulo - SP, 04548-005, Brazil
+55 (11) 4280-0709
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lavoro Limited

By:	/s/ Ruy Cunha
	Name:	Ruy Cunha
	Title:	Chief Executive Officer
Date: June 6, 2024

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of 2024 Annual General Meeting of Shareholders
99.2	Proxy Statement
99.3	Form of Proxy Card